UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

PRESS RELEASE

Tembec announces a major restructuring of its operation at the Smooth Rock Falls, Ontario pulp mill

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

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PRESS RELEASE                                                              FOR IMMEDIATE DISTRIBUTION

Tembec announces a major restructuring of its operations at the Smooth Rock Falls, Ontario pulp mill

Smooth Rock Falls (ON), August 26, 2004 - Tembec today announced a major restructuring of its operations at the Smooth Rock Falls, Ontario, pulp mill. The decision was made to ensure the mill's long-term viability given the current outlook for the bleached kraft pulp market.

The announced restructuring plan involves an investment of approximately $27 million over the next five-year period and the phasing out of 57 positions. The plan will transform the Smooth Rock Falls mill from a commodity-based operation to a niche player in specialty pulps. The capital expenditures, workforce reductions and other initiatives are expected to reduce manufacturing costs by $88 per tonne.

"The cost structure at the Smooth Rock Falls facility has been an issue for some time," said Frank Dottori, President and CEO of Tembec. "We are pleased to announce a plan that will address this concern and secure the mill's future for many years to come."

The workforce reductions will affect administrative and hourly personnel proportionally to their percentage of the mill's total workforce. Most of the downsizing is the result of automation in labour-intensive operations, implementation of new information technology and streamlining of administrative procedures.

Mill management held separate meetings today with employees and local officials to review the mill's situation and explain the initiative. Tembec remains committed to working with its employees, union representatives, as well as federal, provincial and town officials to minimize the impact of the downsizing.

Tembec's Smooth Rock Falls mill began operations in 1918 with an annual bleached bisulfite pulp capacity of 45,000 tonnes. The mill was sold to Abitibi Power and Paper in 1927 and entirely refurbished in 1965 for the production of kraft pulp. Waferboard Corporation, which later became Malette Inc., acquired the mill in 1986. Tembec has owned the mill since 1995, when the Company acquired Malette Inc. The mill had a capacity of 160,000 tonnes at that time. Today, the Smooth Rock Falls mill employs 298 people and has a production capacity of 210,000 tonnes of northern bleached softwood kraft pulp per year, using a blend of black spruce and jack pine. This blend of fibres provides the properties required to make freesheet, mechanical grades, tissue, board and wrapper paper.

Tembec is a leading integrated forest products company, well established in North America and France. With sales of approximately $4 billion and some 11,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces chemicals from by-products of its pulping process. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40 million acres of forestland in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care by the end of 2005. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Contacts:	Pierre Brien Corporate Manager, Investor Relations and Corporate Affairs Tel.: (819) 629-9695	Bill Sweet General Manager Tembec - Smooth Rock Falls Operations Tel.: (705) 338-2741

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

signed: Claude Imbeau___________________
Claude Imbeau
Vice-President, General Counsel and Secretary

Date: October 22, 2004